SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                          Goody's Family Clothing, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    382588101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Prentice Capital Management, LP
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    33,000,000(1)(see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,000,000(1) (see Item 5)
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                33,000,000(1) (see Item 5)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            100.00% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents the shares of Common Stock of the Issuer owned by Goody's Holdings, Inc. Pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated October 27, 2005, by and among Goody's Family Clothing, Inc. (the

"Company"), GF Acquisition Corp. and Goody's Holdings, Inc. (formerly GF Goods Inc.), GF Acquisition Corp. merged with and into the Company on January 27, 2006 via a short-form merger. In the merger, all outstanding shares of the Company were cancelled and converted into the right to receive the merger consideration of $9.60 per share, and each outstanding share of GF Acquisition Corp. was converted into 330,000 shares of common stock, no par value per share, of the Company. As a result, Goody's Holdings, Inc., which owned 100% of GF Acquisition Corp., now owns all 33,000,000 of the outstanding shares of common stock of the Company. Following the consummation of the merger, the surviving corporation has terminated the registration of its shares under the Securities Exchange Act of 1934 and such shares were delisted from the NASDAQ National Market. Goody's Holdings, Inc., is owned in equal parts by GMM Capital LLC and PGDYS LLC. GMM Trust is the managing member of GMM Capital LLC, and Prentice Capital Management, LP is the managing member of PGDYS LLC.

------------------------------                             --------------------
CUSIP NO.      382588101              SCHEDULE 13D/A         PAGE 3 OF 5 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Michael Zimmerman
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    33,000,000(1) (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,000,000 (1) (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                33,000,000 (1) (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            100.00% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents the shares of Common Stock of the Issuer owned by Goody's Holdings, Inc. Pursuant to the Acquisition Agreement and Agreement and Plan of

Merger, dated October 27, 2005, by and among Goody's Family Clothing, Inc. (the "Company"), GF Acquisition Corp. and Goody's Holdings, Inc. (formerly GF Goods Inc.), GF Acquisition Corp. merged with and into the Company on January 27, 2006 via a short-form merger. In the merger, all outstanding shares of the Company were cancelled and converted into the right to receive the merger consideration of $9.60 per share, and each outstanding share of GF Acquisition Corp. was converted into 330,000 shares of common stock, no par value per share, of the Company. As a result, Goody's Holdings, Inc., which owned 100% of GF Acquisition Corp., now owns all 33,000,000 of the outstanding shares of common stock of the Company. Following the consummation of the merger, the surviving corporation has terminated the registration of its shares under the Securities Exchange Act of 1934 and such shares were delisted from the NASDAQ National Market. Goody's Holdings, Inc., is owned in equal parts by GMM Capital LLC and PGDYS LLC. GMM Trust is the managing member of GMM Capital LLC, and Prentice Capital Management, LP is the managing member of PGDYS LLC.

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 4 OF 5 PAGES
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The Schedule 13D filed on October 6, 2005 by Prentice Capital Management, LP, a
Delaware limited partnership, and Michael Zimmerman (together, the "Reporting Persons") relating to the shares of Common Stock, no par value (the "Shares"), of Goody's Family Clothing, Inc., a Delaware corporation (the "Issuer"), amended by Amendment No. 1 filed on October 6, 2005, amended by Amendment No. 2 filed on October 12, 2005, amended by Amendment No. 3 filed on October 25, 2005 and amended by Amendment No. 4 filed on October 31, 2005, is hereby amended as set forth below by this Amendment No. 5 to the Schedule 13D. The principal executive office of the Issuer is located at 400 Goody's Lane, Knoxville, TN 37922.


Item 5.      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and supplemented by adding at the end thereto the following:

     Pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated October 27, 2005, by and among the Company, GF Acquisition and Parent, GF Acquisition merged with and into the Company on January 27, 2006 via a short-form merger. In the merger, all outstanding shares of the Company were cancelled and converted into the right to receive the merger consideration of $9.60 per share, and each outstanding share of GF Acquisition was converted into 330,000 shares of common stock, no par value per share, of the Company. As a result, Parent, which owned 100% of GF Acquisition Corp., now owns all of the 33,000,000 outstanding shares of common stock of the Company. Following the consummation of the merger, the surviving corporation has terminated the registration of its shares under the Securities Exchange Act of 1934 and such shares were delisted from the NASDAQ National Market. Parent is owned in equal parts by GMM Capital LLC and PGDYS LLC. GMM Trust is the managing member of GMM Capital LLC, and Prentice Capital Management, LP is the managing member of PGDYS LLC.

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 5 OF 5 PAGES
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                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 30, 2006



                                               PRENTICE CAPITAL MANAGEMENT, LP

                                               BY: /s/ Charles Phillips
                                                  -----------------------------
                                               Name:  Charles Phillips
                                               Title: Chief Operating Officer

                                               MICHAEL ZIMMERMAN

                                               /s/ Michael Zimmerman
                                               --------------------------------
                                               Michael Zimmerman